

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2020

Yimin Wu
Chief Executive Officer
Infobird Co., Ltd
Room 12A05, Block A
Boya International Center, Building 2, No. 1 Courtyard
Lize Zhongyi Road
Chaoyang District, Beijing, China 100102

> **Re: Infobird Co., Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted August 4, 2020**
> **CIK No. 0001815566**

Dear Mr. Wu:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement filed August 4, 2020

Prospectus Summary, page 1

1.   You describe yourself as one of the leading domestic SaaS providers in serving large enterprises in the finance industry in customer engagement. Please provide the basis for your belief that you are a leader and describe the criteria used, such as market share based on revenues. Further, clarify whether you have significant market share in other industries, such as education, public services, healthcare and consumer products industries in which you compete.

2. On page 2 you provide industry market information for the SaaS industry in China as a whole, the AI industry in China as a whole, and the IT services market for the finance industry. We note that you describe yourself as a leader in a small subset of these industries, providing AI, SaaS, and customer service engagement services primarily in the financial services industry. Please clarify that you only compete in a smaller subset of these broader categories. Please consider revising to present specific market information for the subset of industries for which you compete.

3. In your summary, please disclose the risk that you are dependent on a major customer, China Guangfa Bank, which accounted for 77.3% of your 2019 revenues.

Corporate History and Structure, page 3

4. Please describe your reorganization with more details as to how the shareholders of Infobird Beijing, your VIE, received their respective shares in Infobird Cayman, your public holding company. We note that 19 million ordinary shares of Infobird Cayman were issued to 19 investors in March 2020. Please clarify whether this sale of securities was in the same proportion as the ownership of Infobird Beijing prior to the reorganization. It is not clear if these 19 investors still own their same interests in Infobird Beijing or if they sold them to members of management or your sponsors.

5. Please identify the shareholders of Infobird Beijing that are the signatories of the VIE agreements and current nominal owners of Infobird Beijing. Identify the parties to the spousal consents, including their respective spouses that are the shareholders of Infobird Beijing. In addition, describe the management structure of Infobird Beijing and identify its board members beyond Shengmin Wu.

Risk Factors
Failure to adhere to regulations that govern our customers' business…, page 12

6. You indicate that you only have a VATS License to offer call center services in Guizhou Province. Please describe how these restrictions have impacted your operations. It is unclear whether your physical call center operations are restricted to Guizhou or you are able to service calls from outside Guizhou. Further, please clarify whether you are currently compliant with such restrictions, as it appears that you have operations and customers in locations outside of Guizhou according to your Business section.

Key Factors that Affect Operating Results, page 42

7. You disclose that your ability to increase your revenues and your profitability will depend on your ability to continue to increase your paid user accounts and number of customers. In addition, you disclosed that you had over 10,000 paid user accounts for SaaS services and BPO services as of May 30, 2020. Please expand your disclosures to address the following:
    - Please clarify whether the number of paid user accounts, average monthly paid user, and customers are used as your key performance metrics to measure your operating

performance.
- Please include a discussion of the trends, expectations and purpose of these metrics as they relate to your business operations and performance.

In addition, please revise to disclose number of paid user accounts and average monthly paid user that are attributable to your significant customer, China Guangfa Bank, for each period presented. Your disclosure should highlight the significance and dependence on this customer.

Management's discussion and analysis of financial condition and results of operations
Overview, page 42

8. We note you state: "[w]e have grown rapidly since our inception. We generate revenues primarily from providing standard and customized cloud-based SaaS and BPO services. For the years ended December 31, 2019 and 2018, total revenues were approximately $18.2 and $18.8 million, respectively. Our gross profit and net income were $10.3 million and $5.1 million, respectively, for the year ended December 31, 2019 as compared to our gross profit and net income of $9.5 million and $2.4 million, respectively, for the year ended December 31, 2018." It appears your 2019 revenue decreased about 3% compared to 2018 revenue. Please revise your disclosures to support your statement that you have grown rapidly since your inception. Further, explain why the increase in average monthly paid users of 15.7% did not have a corresponding impact on your revenue even after factoring in the impact of changes in your currency. Indicate whether the average paid users number should be stratified by revenue or fee type to explain this disparity.

Liquidity and Capital Resources, page 46

9. Please disclose the minimum funding required remaining in business for at least the next 12 months. Please refer to Item 303(a) (1) and (2) of Regulation S-K as well as FRC 501.03.a and Section IV of Interpretive Release No. 33-8350 for additional guidance. In addition, please describe the importance of your significant customer, China Guangfa Bank, on your liquidity and the potential impact of the loss of this customer.

Business, page 51

10. We note that three vendors accounted for over 40% of your total purchases for 2019. Please describe the purchases and how these entities relate to the infrastructure of your platform. Identify the vendors, to the extent material, and disclose the material terms of your agreements with these vendors.

11. You disclose that you had 10,000 paid user accounts for SaaS services and BPO services as of May 31, 2020. To the extent material, please also disclose the total number of customers and the nature of those customers to provide additional context.

12.   Please disclose the material terms of your agreement with your largest customer, China Guangfa Bank, including the term and termination provisions. File the agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.

Management, page 73

13.   We note that your management and principal shareholders may have a controlling interest in Infobird Cayman after the IPO. Please clarify you may be eligible for the close company exemptions under Nasdaq rules.

14.   Under Cayman Islands law, it appears that you are not required to have an annual meeting. Please clarify whether you will have annual director elections.

Capitalized development costs, page F-10

15.   Please expand your disclosures to clarify whether amortization of internal-use software should begin when the software is ready for its intended use. Please refer to ASC 350-40-35-6.

Revenue recognition, page F-11

16.   We note your disclosure of your revenue recognition policies for each type of revenue streams. Please expand your disclosure to provide the contract terms of these contracts with customers, including the duration of these contracts with customers.

Variable interest entity ("VIE"), page F-15

17.   We note from your disclosure in Note 3 of your consolidated financial statements that you have determined Infobird Beijing to be variable interests entities ("VIEs") through the Contractual Arrangements with Infobird Beijing, which you consolidate as a result of being the primary beneficiary. Please tell us your consideration for presenting the assets and liabilities of the consolidated VIEs separately on the face of the consolidated balance sheets in accordance with ASC 810-10-45-25.

Recent Sales of Unregistered Securities, page II-1

18.   Please provide a description of the sales of shares of Infobird Beijing for the past three fiscal years, pursuant to Item 701 of Regulation S-K. We note that your disclosure is limited to the shares issued at the creation of your public holding company Infobird Cayman that was newly created as part of your reorganization. Please include the sales of your predecessor entity.

General

19.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

    You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-348 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Clayton E. Parker, Esq.